Exhibit 99.1

Banco Santander Chile announces

new dividend payout for this year

Santiago, Chile, April, 2016. Banco Santander Chile (NYSE: BSAC; SSE: Bsantander) announced today that the board in an extraordinary meeting held yesterday agreed to propose a new dividend distribution amount that will be voted on at our Annual Shareholders' Meeting to be held on April 26, 2016. The new amount to be voted for approval by shareholders is a dividend of Ch$1.78649813 per share, corresponding to 75% of net income attributable to shareholders for the year 2015 and the remaining 25% of net income attributable to shareholders of the same period 2015 is to be designated to increase the Bank's reserves.

With this new proposal (the Bank’s dividend will increase 2.0% compared to the dividend paid in 2015. With this dividend payout), the current dividend yield is 5.5%, considering the share price at the close of the Chilean stock market yesterday. The Board decided to increase the payout ratio since the Bank’s capital ratios continued to be among the most robust among the larger banks in Chile and continued to evolve favorably in the first quarter of this year. As of February 2016, the Bank’s BIS ratio was 13.3% with a core capital ratio of 10.4%. The Bank’s regulatory minimum BIS ratio is 11%. This new proposal is not a change in the Bank’s medium-term payout ratio, which will be revised by the Board each year, depending on capital and growth forecasts.

Banco Santander Chile is the largest Bank in Chile in terms of assets, loans and equity. As of December 31, 2015, we had total assets of Ch$34,654,105 million (U.S.$48,960 million), outstanding loans net of allowances for loan losses of Ch$24,535,201 million (U.S.$34,664 million), total deposits of Ch$19,538,888 million (U.S.$ 27,605 million) and equity of Ch$2,764,880 million (U.S.$3,906 million). As of December 31, 2015, we employed 11,723 people and had the largest private branch network in Chile, with 471 branches. Our headquarters are located in Santiago and we operate in every major region of Chile. Our long-term credit risk rating were Aa3 by Moody’s, A+ Fitch and A Standard & Poor’s.

CONTACT INFORMATION

Robert Moreno

Manager, Investor Relations Department

Banco Santander Chile

Bombero Ossa 1068, Piso 8

Santiago, Chile

Tel: (562) 2320-8284

Email: robert.moreno@santander.cl

Website: www.santander.cl

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